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Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended March 31,	Years Ended December 31,
	2002	2001	2000	1999	1998	1997
	(In Thousands)
EARNINGS
Earnings (loss) before minority interest, income taxes, extraordinary items, amortization of capitalized interest, and net equity in undistributed earnings of subsidiaries	$(1,957)	188,607	135,675	17,127	(223,604)	6,490
Add fixed charges (excluding portion capitalized)	12,770	52,657	62,606	42,475	40,302	22,786

Earnings (loss) available for fixed charges	$10,813	241,264	198,281	59,602	(183,302)	29,276

FIXED CHARGES
Interest cost and amortization of debt discount	$12,145	49,910	62,966	40,873	38,986	21,403
Portion of rental cost equivalent to interest (estimated to be one-third of rental cost)	1,097	4,861	3,677	2,650	2,028	1,756

Total fixed charges	$13,242	54,771	66,643	43,523	41,014	23,159

Ratio of earnings to fixed charges	(1)	4.4	3.0	1.4	(1)	1.3

(1)
The earnings for the three months ended March 31, 2002 and for the year ended December 31, 1998 were inadequate to cover fixed charges. The coverage deficiencies were $2,429,000 and $224,316,000, respectively.

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  Exhibit 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Unaudited)